
November 9, 2011

Via e-mail:
Mr. Zhong Bo
Chief Executive Officer and Chairman of the Board
ZST Digital Networks, Inc.
206 Tongbo Street, Boyaxicheng Second Floor
Zhengzhou City, Henan Province
People's Republic of China 450007

> **Re:** **ZST Digital Networks, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 4, 2011**
> **File No. 001-34488**

Dear Bo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director